Eilenberg & Krause LLP

11 EAST 44TH STREET

NEW YORK, NEW YORK 10017
TELEPHONE: (212) 986-9700

FACSIMILE: (212) 986-2399

September 29, 2006

Jeffrey P. Riedler, Esq.
Assistant Director
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:  Applied NeuroSolutions, Inc. (the “Company”),
Post-Effective Amendment No. 2 to
Form SB-2, SEC File No. 333-113821
(“Form SB-2”)

Dear Mr. Riedler:

On behalf of the Company, we are responding to your letter dated September 18, 2006 (the "Comment Letter") to David Ellison, Chief Financial Officer of the Company, with respect to the above referenced filing. Set forth below is the point raised in the Comment Letter and the response of the Company to the Staff’s Comment Letter. In responding to the Comment Letter, we have referred to the heading and comment number in the Comment Letter.

Comments

1.	Please revise your registration statement to include your interim financial information including the appropriate financial statements.

The Company has revised the Form SB-2 on pages 7-8, 45-51 and 66-74 to include interim financial information, including financial statements of the Company from its quarterly report on Form 10-QSB for the quarter ended June 30, 2006. Additionally, the Company made revisions on pages 6, 11, 14, 20, 25-28, 30, 32-33, 101 and 103 of the SB-2 to reflect recent developments at the Company and other updating information.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Post-Effective Amendment No. 3 to the Form SB-2 as requested by the Staff Letter. Please note that in an effort to help expedite the review process, we are also submitting via overnight courier three (3) copies of a redline version of the Post-Effective Amendment No. 3, which is marked to show changes from the Post-Effective Amendment No. 2 to the Form SB-2.

If you have any questions about this letter or Post-Effective Amendment No. 3 to the Form SB-2, please call Adam Eilenberg or Bill Dauber of this office (212-986-9700).

We appreciate your prompt and diligent attention and turnaround.

                Sincerely,

                  /s/William R. Dauber

                William R. Dauber

cc: David Ellison, Applied NeuroSolutions, Inc.